 Exhibit 12

Agere Systems Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

	Year Ended September 30,
	2005	2004	2003	2002	2001
	(dollars in millions)
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$ (130)	$ (150)	$ (325)	$ (740)	$ (1,343)
Less undistributed equity earnings (loss) from investments	(10)	(5)	13	40	42
Less interest capitalized during the period	-	-	-	5	4
Add distributed income of equity investees	41	61	-	-	-
Add fixed charges	46	67	77	168	199
Total earnings available for fixed charges	$ (33)	$ (17)	$ (261)	$ (617)	$ (1,190)

Fixed charges:
Interest expense including capitalized interest	$ 29	$ 43	$ 47	$ 126	$ 155
Interest portion of rental expense	17	24	30	42	44
Total fixed charges	$ 46	$ 67	$ 77	$ 168	$ 199

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a
Deficiency	$ 79	$ 84	$ 338	$ 785	$ 1,389